SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
              SECTION(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           DIVALL INSURED INCOME FUND
                               LIMITED PARTNERSHIP
                            (Name of Subject Company)


                           DIVALL INSURED INCOME FUND
                               LIMITED PARTNERSHIP
                      (Name of Person(s) Filing Statement)


                                UNITS OF INTEREST
                         (Title of Class of Securities)


                                    255016107
                      (CUSIP Number of Class of Securities)


                                 Bruce A. Provo
                              The Provo Group, Inc.
                           101 W. 11th St., Ste. 1110
                              Kansas City, MO 64105
                                 (816) 421-7444

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication a on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                            Robert T. Schendel, Esq.
                         Shughart Thomson & Kilroy, P.C.
                               12 Wyandotte Plaza
                         120 W. 12th Street, Suite 1800
                           Kansas City, Missouri 64105
                                 (816) 421-3355




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ITEM 1.   SECURITY AND SUBJECT COMPANY.

      The name of the subject company is DiVall Insured Income Fund Limited Partnership, a Wisconsin limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 101 W. 11th Street, Suite 1110, Kansas City, Missouri 64105. The title of the class of equity securities to which this Statement relates is units of limited partnership interest in the Partnership (the "Units").

ITEM 2.   TENDER OFFER OF THE BIDDER.

      This Statement relates to a tender offer by U.S. Restaurant Properties, Inc., a Maryland corporation (the "Bidder"), to purchase up to 49.9% of the Units at a purchase price of $575 per Unit, less the amount per Unit of any distributions of cash or assets of the Partnership made between March 27, 1998 and the Expiration Date (as defined in the Offer to Purchase referred to below). The Units are being solicited for tender upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 1998 (the "Offer to Purchase"), and the related letter of transmittal ( the "Letter of Transmittal,") which, together with the Offer to Purchase, constitute the "Offer". The address of the Bidder's principal executive office, according to the Offer to Purchase, is 5310 Harvest Hill Road, Suite 270, Dallas, Texas 75230.

ITEM 3.   IDENTITY AND BACKGROUND.

     (a) Name and Business Address. This Statement is being filed by the Partnership and The Provo Group, Inc., an Illinois corporation (the "General Partner"). The address of the principal executive office of the General Partner is 101 W. 11th Street, Suite 1110, Kansas City, Missouri 64105. The name and address of the Partnership are set forth in Item 1 above.

      (b)(1) Arrangements with Executive Officers, Directors or Affiliates. The Partnership is a limited partnership and has no executive officers or directors. There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership and the General Partner, including the directors and officers of the General Partner, with respect to the Offer.

      (b)(2) Arrangements with the Bidder or Affiliate. There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its General Partner, including the officers and directors of the General Partner, and the Bidder or its executive officers, directors or affiliates.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

     (a) This Statement relates to the recommendation by the Partnership that Limited Partners reject the Offer. A letter to the Limited Partners communicating the Partnership's recommendation is filed as an exhibit hereto and is incorporated herein by reference.


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     (b) The  General  Partner  recommends  rejecting  the Offer  because of its belief that the Offer price does not reflect the true value of the Partnership's properties. The General Partner has retained Valuation Associates to conduct appraisals of the properties, which appraisals should be completed by April 15, 1998. However, the General Partner estimates the Partnership's net asset value to be approximately $660 per Unit at December 31, 1997. The net asset value was determined by reducing the estimated fair market value of the Partnership's properties and other assets by (i) estimated transaction costs which would be incurred upon the sale of all the properties, including commissions, title costs, surveys, legal fees and transfer taxes, and (ii) estimated expenses relating to the liquidation of the Partnership.

      Even the Offer to Purchase (page iii) specifically acknowledges that the $575 purchase price "could be substantially less than the net proceeds that would be realized on a per [Unit] basis from a current sale of the properties or that may be realized upon a future liquidation of the Partnership." The General Partner strongly believes that this is the case.

      Furthermore, the Bidder has no interest in making an adequate offer for the Partnership. In establishing the purchase price of $575 per Unit, the Bidder was motivated to establish the lowest price which might be acceptable to Limited Partners. The Bidder's acquisition strategy, as defined in its prospectus dated October 30, 1997, is "to identify prospective acquisition opportunities and to consummate favorable acquisitions prior to the active marketing of the subject properties." As a consequence, the Offer is not based on a competitive bid process, but is rather a low price that is based on the best interests of the Bidder's shareholders. By accepting the Offer, Limited Partners may not recognize the full value of the Units.

      Finally, the Offer to Purchase only applies to 49.9% (or less) of the outstanding Units. If more Units are tendered under the Offer to Purchase, the Bidder will only accept Units on a pro rata basis, meaning that Limited Partners who wish to sell all of their Units may not be able to do so. However, as the Offer to Purchase acknowledges (page 12), if the Bidder acquires 49.9% of the Units, the Bidder may "be able to directly influence certain matters affecting the governance of the Partnership, including approving removal of the General Partner . . .; a Combination Transaction [a merger or similar transaction between the Partnership and Bidder or a sale of the Partnership's assets to Bidder]; and most types of amendments to the Partnership Agreement." For practical purposes, if the Bidder acquires a sizeable (even though a minority) position in the Units, the Partnership may not be able to take action requiring a Limited Partner vote (such as liquidation or sale of substantially all of its assets) without the approval of the Bidder. Since the Bidder's expressed intent is to cause a Combination Transaction to occur at "a purchase price per Interest no greater than the Purchase Price paid pursuant to the Offer" (see page 1 of the Offer to Purchase), it is likely that the Bidder will exercise such voting power to block any transaction which would liquidate the Partnership's assets under a competitive bid process, as is proposed by the General Partner in order to maximize value for all Limited Partners.

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

      The General Partner continuously reviews various alternatives for the maximization of Partnership value. Upon considering these alternatives, as well as the current real estate market, the General Partner believes that value can best be maximized by selling the properties under a competitive bid process. To that end, the Partnership intends to file an Information Statement with the Securities and Exchange Commission, and solicit the Limited Partners' consent to a sale of the Partnership properties and subsequent liquidation of the Partnership. Such a sale would be conducted through a competitive sealed bid process, designed to elicit each bidder's best offer for an immediate cash sale. While there can be no assurance at this time that a sale will be consummated, or that a sale will result in distributions greater than the Offer, the General Partner believes that a net return to Limited Partners substantially in excess of the Offer price of $575 per Unit is obtainable.

      The General Partner urges all Limited Partners to take no action with respect to the Offer to Purchase and to wait for the Partnership's Information Statement. Limited Partners who tender their Units pursuant to the Offer to Purchase will not be able to vote on, nor receive any distributions from a sale of the Partnership's properties or subsequent liquidation. The General Partner encourages any Limited Partner who has already tendered, to revoke such tender.

      The General Partner urges all Limited Partners to carefully consider all the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units. In particular, the General Partner has not taken into account the tax consequences to individual Limited Partners as a result of accepting or rejecting the Offer and those tax consequences could vary significantly for each Limited Partner based on such Limited Partner's unique tax situation or other circumstances. Other than the aforementioned appraisals of individual properties, no independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer price.

ITEM 5.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      No person or class of persons has been employed or retained or is to be compensated by the Partnership or any person acting on its behalf to make solicitations or recommendations to Limited Partners in connection with the Offer. No director, executive officer or employee of the General Partner will be additionally compensated for making solicitations or recommendations to Limited Partners in connection with the Offer, but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

ITEM 6.    RECENT   TRANSACTIONS   AND  INTENT   WITH   RESPECT  TO
           SECURITIES.

     (a) No transactions in the Units between the Partnership and the General Partner have been effected during the 60-day period prior to the date of this Statement. No executive officer, director or affiliate of the General Partner has effected any

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transaction  in the Units  during  the 60-day  period  prior to the date of this
Statement. The Partnership has no subsidiaries.

     (b) Neither the General Partner, nor any executive officer, director or affiliate of the General Partner is a beneficial owner of Partnership Units.

ITEM 7.    CERTAIN  NEGOTIATIONS  AND  TRANSACTIONS  BY THE SUBJECT
           COMPANY.

     (a) Other than planning for the consent solicitation and competitive bid process discussed above at Item 4(b), the Partnership is not engaged in any negotiation in response to the Offer which relates to or would result in: (1) An extraordinary transaction such as a merger or reorganization, involving the Partnership; (2) A purchase, sale or transfer of a material amount of assets by the Partnership; (3) A tender offer for or other acquisition of securities by or of the Partnership; or (4) Any material change in the present capitalization or dividend policy of the Partnership.

     (b)   None.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

           None.

ITEM 9.    MATERIALS TO BE FILED AS EXHIBITS.

     (a)   Letter to Limited Partners, dated March 31, 1998

     (b)   None

     (c)   None

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                               DIVALL INSURED INCOME FUND
                               LIMITED PARTNERSHIP

                               By:  The Provo Group, Inc.
                                    General Partner


                               By:    /s/ Bruce A. Provo
                                    Bruce A. Provo
                                    President
Dated: March 30, 1998

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